Exhibit 99.1

Sandstorm Gold Announces Luna Gold $30 Million Financing with Pacific Roads

VANCOUVER, May 8, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that Luna Gold Corp. ("Luna") has executed definitive agreements with Pacific Road Resources Fund II ("Pacific Road") for a proposed C$10 million private placement equity financing and C$20 million senior secured note which, upon closing, will result in Luna receiving gross proceeds of at least C$30 million (the "Proposed Financing"). Luna expects to use the proceeds from the Proposed Financing to (i) repay its existing debt facility with Société Générale and Mizuho Corporate Bank; (ii) complete infill drilling, advance the current mine plan, prepare engineering studies and submit permits at Luna's Aurizona Project in Brazil ("Aurizona"); and (iii) for general working capital and corporate purposes.

In connection with the Proposed Financing, Sandstorm and Luna have executed definitive agreements for the previously announced restructuring of Luna's gold stream and credit facilities with Sandstorm (the "Restructuring") (see Sandstorm press release dated March 20, 2015 for details).

Luna Private Placement Equity Financing
As part of the Proposed Financing, Pacific Road has agreed to subscribe for C$10 million in a non-brokered private placement (the "Equity Financing") of units in the capital of Luna ("Units"). Each Unit will consist of one common share and one whole Class A common share purchase warrant (each, a "Warrant"). Subject to receipt of all required approvals, the issue price of the Units will be C$0.10 per Unit. The Warrants will have an exercise price of C$0.125 per Luna common share and will be exercisable for a term of 5 years.

It is anticipated that an offer will be made to existing shareholders and new investors to participate in the Equity Financing for up to an additional C$15 million, subject to compliance with securities laws. Any securities issued under the Equity Financing will be subject to a four month hold period which will expire four months plus one day from the closing date of the Equity Financing.

Luna Secured Note
Under the terms of the Proposed Financing, Pacific Road has offered to provide Luna with a C$20 million senior secured note bearing interest at a rate of 10% per annum (the "Note"), payable quarterly in arrears in cash or Luna common shares at Pacific Road's option. The Note is required to be secured by first-ranking liens and encumbrances and is expected to mature on June 30, 2020. All outstanding amounts, including principle and any remaining accrued interest, will be payable at maturity. Luna has also agreed to provide Pacific Road with 200 million Class B common share purchase warrants, exercisable into one Luna common share for a term of 5 years at C$0.10.

Subject to the receipt of all required approvals, Luna will have the right to reduce the amount of the Note outstanding as satisfaction of the exercise price of the Class B common share purchase warrants.

Conditions
The Proposed Financing is subject to a number of conditions, including (i) the concurrent completion of the Restructuring, (ii) regulatory approvals such as the approval of the Toronto Stock Exchange, (iii) the approval of Luna's shareholders in accordance with the policies of the Toronto Stock Exchange and applicable securities laws at a meeting which we anticipate will be held on or around June 18, 2015, and (iv) other customary closing conditions. Until the conditions are satisfied there can be no assurances that the Proposed Financing will be completed. The Proposed Financing, if completed, will raise C$10 million of the C$20 million in equity financing that is a condition of the Restructuring. Sandstorm anticipates completion of the Proposed Financing on or around June 30, 2015, assuming the conditions can be met.

Luna Management
Earlier this year, Mr. Marc Leduc, P.Eng., was appointed President, CEO and Director of Luna. Since his appointment, Mr. Leduc added members to the team including:

•	Martin Kostuik, Director of Development and Operations—Mining Engineer, MBA. 20+ years of mining experience in all aspects of mine operations and development;
•	Carol Fries, Director of Environmental & Community Affairs—Over 30 years' experience in the environmental, community relations and sustainability sectors; and
•	Richard Pearce, PE, Director of Corporate Development—Economist and civil engineer with 20+ years of experience planning and managing complex mining projects.

Strategic Development Plan
The Luna management team has spent the last three months developing a strategic plan and also implementing the first phases of this plan. Luna intends to use the balance of the Proposed Financing proceeds to prepare a pre-feasibility study on a hard rock plant and perform some detailed infill drilling in the main Piaba ore zone to achieve greater confidence in the grade and the characteristics of the ore. Commencing in 2016, Luna expects to use the results of the pre-feasibility study to move on to detailed engineering in preparation for the restart of the mine as a hard rock operation.

It is anticipated that additional finances will be needed for the construction and restart of the mine since it is likely a new crushing and grinding circuit will be needed to be fully capable of processing the entire existing ore body.  Based on the findings of the engineering and geological studies it is also anticipated that during the restart development phase that some of the plant upgrades that were started in the previous Phase 1 work will be completed. Following the construction of the new crushing and grinding circuit, Luna anticipates the Aurizona project to be capable of processing approximately 7,000 to 9,000 tonnes per day of any ore type.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 70 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the future prospects for Luna and the Aurizona project, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 06:05e 08-MAY-15